News

FOR IMMEDIATE RELEASE
Bank of Montreal Renews Normal Course Issuer Bid
TORONTO, December 13, 2010 — Bank of Montreal (TSX, NYSE: BMO) today announced it has received approvals from the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) in connection with the normal course issuer bid. BMO has renewed its normal course issuer bid to purchase for cancellation up to 15 million of its common shares commencing December 16, 2010, and ending December 15, 2011, through the facilities of the TSX.
The common shares that may be repurchased under the normal course issuer bid represent approximately 2.6 per cent of BMO’s ‘public float’ (as such term is defined in the TSX Company Manual) of common shares. BMO will determine the actual number of common shares that may be purchased and the timing of any such purchases. The price paid for the share purchases will be the market price of the shares at the time of acquisition.
No common shares were repurchased under the Bank’s prior normal course issuer bid. There were 567,349,621 Bank of Montreal common shares issued and outstanding as at November 30, 2010, and the public float was 566,764,165 common shares. The average daily trading volume for the 6 months ended November 30, 2010 and the daily maximum number of shares available for purchase, calculated pursuant to the rules of the TSX for the purposes of the bid, was 1,824,628 and 456,157 shares, respectively.
The normal course issuer bid is being renewed as part of the Bank’s capital management strategy.

For Media Relations Enquiries:
Ralph Marranca, Toronto, 416-867-3996, ralph.marranca@bmo.com
Ronald Monet, Montreal, 514-877-1873, ronald.monet@bmo.com
For Investor Relations Enquiries:
Viki Lazaris, Toronto, 416-867-6656, viki.lazaris@bmo.com
Andrew Chin, Toronto, 416-867-7019, andrew.chin@bmo.com
Internet: www.bmo.com